Exhibit 21

                         SUBSIDIARIES OF THE REGISTRANT

      Santa Fe Energy Resources, Inc. ("SFER") has 33 wholly-owned active subsidiaries, which are involved in the exploration for and development and production of crude oil and natural gas. Six subsidiaries conduct operations in the United States and 27 subsidiaries conduct operations in foreign areas.